Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	April 27, 2023

Eldorado Gold Reports First Quarter 2023 Financial and Operational Results; Steady Start to 2023

VANCOUVER, BC - Eldorado Gold Corporation (“Eldorado”, "Eldorado Gold" or “the Company”) today reports the Company’s financial and operational results for the first quarter of 2023. For further information please see the Company’s Consolidated Financial Statements and Management’s Discussion and Analysis ("MD&A") filed on SEDAR at www.sedar.com under the Company’s profile.
First Quarter 2023 Highlights
Operations
•Q1 gold production: 112,533 ounces in line with expectations for the quarter. Production increased 21% from Q1 2022, this increase reflected higher gold production at most sites, notably an increase of 25% at Kisladag.
•Q1 gold sales: 109,817 ounces at an average realized gold price per ounce sold(1) of $1,932. Gold sales increased 16% from Q1 2022 as a result of increases in production at Kisladag, Lamaque, and Olympias.
•Cash operating costs(1): $766 per ounce sold in Q1 2023. Costs decreased from $835 per ounce sold in Q1 2022, primarily due to higher gold production in the quarter.
•All-in sustaining costs ("AISC")(1): $1,184 per ounce sold in Q1 2023. Costs decreased from $1,346 in Q1 2022, primarily reflecting the lower cash operating costs per ounce sold in Q1 2023, combined with lower royalty expense.
•Total capital expenditures: $83.4 million in Q1 2023, including $31.4 million of growth capital(1) invested at Skouries with activity focused on mobilization, procurement and advancement of contracts. Growth capital at the operating mines totalled $24.1 million and was primarily related to Kisladag for waste stripping, construction of the North leach pad and stacking and agglomeration enhancements which are expected to drive stronger recoveries and productivity improvements resulting in higher stacking rates over the remainder of 2023.
•Production outlook: We are maintaining our 2023 annual guidance of 475,000 – 515,000 ounces of gold. First quarter production was in-line with our 2023 annual guidance and higher production is expected in the second half of the year.
Financial
•Cash flow from operating activities before changes in working capital(1): $94.5 million in Q1 2023, an increase of 91% over Q1 2022, primarily as a result of higher gold production and sales volumes.
•Cash, cash equivalents and term deposits: $262.3 million, as at March 31, 2023. Cash decreased by $52.5 million in Q1 2023 over Q4 2022 primarily as a result of temporary working capital movements, combined with continued investment in growth capital.
(1) These financial measures or ratios are non-IFRS financial measures or ratios. Certain additional disclosures for non-IFRS financial measures and ratios have been incorporated by reference and additional detail can be found at the end of this press release and in the section 'Non-IFRS and Other Financial Measures and Ratios' in the Company's March 31, 2023 MD&A.

•Adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA")(2): $102.5 million compared to $61.7 million in Q1 2022. The increase was driven by increased gold production and gold sales, coupled with lower operating costs.
•Net earnings: Q1 2023 net earnings attributable to shareholders of the Company was $21.3 million or $0.12 earnings per share. Increased net income in Q1 2023, compared to Q1 2022, is primarily attributable to increased sales volumes.
•Adjusted net earnings(2): $20.5 million net earnings, or $0.11 earnings per share in Q1 2023 compared to adjusted net loss of $19.3 million ($0.11 loss per share) in Q1 2022. Adjusted net earnings in Q1 2023 removed, among other things, a one-time current tax expense related to the tax law change to fund earthquake relief efforts in Turkiye, a non-cash recovery of deferred tax due to foreign exchange translation and a non-cash gain on the revaluation of the derivative related to redemption options in the debt.
•Free cash flow(2): Negative $34.4 million in Q1 2023, primarily due to temporary working capital movements, combined with continued investment in growth capital.
•Financial outlook: 2023 guidance for average cash operating costs per ounce sold of $760 to $860 and AISC per ounce sold of $1,190 to $1,290 is maintained.
Corporate
•Completed Skouries Project Financing Facility: On April 5, 2023, we satisfied all precedent conditions and closed the €680.4 million project financing facility ("Term Facility") for the development of the Skouries project, with an initial drawdown of €32.3 million completed in mid-April 2023.
•Hedging Program: In accordance with the Term Facility, we entered into a secured hedging program in April 2023 including: gold and copper commodity swap contracts for settlement on July 7, 2026; foreign exchange contracts to fix the U.S. dollar to Euro exchange rate; and an interest rate swap covering 70% of the variable interest rate exposure under the Term Facility.
•Appointed Vice-President, Investor Relations: On April 5, 2023, Lynette Gould was appointed as Vice-President, Investor Relations.
•Modified Environmental Impact Assessment ("EIA") Approval: On April 27, 2023, the modification to the Kassandra Mines EIA was approved by the Ministry of Environment and Energy, allowing the expansion of the Olympias processing facility to 650 ktpa and improvements to the Stratoni port.

"Operations across our global portfolio improved significantly compared to the first quarter of 2022, with gold production 21% higher than the same period last year,” said George Burns, Eldorado’s President and Chief Executive Officer. "Across the portfolio, the operations performed largely in line with our expectations, and are on track to deliver 475,000 to 515,000 ounces of gold in 2023, aligned with our guidance. Consolidated gold production is weighted to the second half of 2023, with stronger production in the quarters ahead," added Burns.

"On April 5, 2023, we announced the closing of the Skouries project financing facility. This strategic facility funds 80% of the remaining capital required to complete construction of this transformational asset. Once in production, Skouries is expected to produce, on average 140,000 ounces of gold and 67 million pounds of copper annually, delivering a meaningful impact on Eldorado's consolidated production profile, and decreasing average AISC and operating costs on a per ounce basis. Skouries, once in production, alongside Eldorado's existing operating portfolio, is expected to generate strong cash flow, further strengthening our financial position, and will help establish an exciting future for growth and value creation for our stakeholders, including contributing to the global supply of critical minerals," continued Burns.

"As we look ahead to the balance of 2023, the installation of a fine ore agglomeration drum at Kisladag has commenced commissioning and will continue to ramp up to nameplate design in the second quarter, which is expected to improve recoveries and offer potential upside, increasing the production rate through better materials handling on the conveying system at the operation. In Greece, at Olympias, we look to continue the positive operating momentum of the first quarter into the rest of the year. Several key initiatives are underway including the implementation of bulk emulsion and ventilation on demand, designed to improve safety performance and efficiency, aligned with our 2023 guidance and continued transformation objectives," added George. "At both Lamaque and
(2) These financial measures or ratios are non-IFRS financial measures or ratios. Certain additional disclosures for non-IFRS financial measures and ratios have been incorporated by reference and additional detail can be found at the end of this press release and in the section 'Non-IFRS and Other Financial Measures and Ratios' in the Company's March 31, 2023 MD&A.

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Efemcukuru, we are excited to continue our robust exploration programs aimed at increasing the reserve base, and ultimately extending life of mine."

Consolidated Financial and Operational Highlights

	3 months ended March 31,
	2023	2022
Revenue	$229.4	$194.7
Gold produced (oz)	112,533	93,209
Gold sold (oz)	109,817	94,472
Average realized gold price ($/oz sold) (2)	$1,932	$1,889
Production costs	109.9	104.6
Cash operating costs ($/oz sold) (2,3)	766	835
Total cash costs ($/oz sold) (2,3)	845	941
All-in sustaining costs ($/oz sold) (2,3)	1,184	1,346
Net earnings (loss) for the period (1)	21.3	(317.6)
Net earnings (loss) per share – basic ($/share) (1)	0.12	(1.74)
Net earnings (loss) per share – diluted ($/share) (1)	0.12	(1.74)
Net earnings (loss) for the period continuing operations (1,4)	21.4	(39.7)
Net earnings (loss) per share continuing operations – basic ($/share) (1,4)	0.12	(0.22)
Net earnings (loss) per share continuing operations – diluted ($/share) (1,4)	0.12	(0.22)
Adjusted net earnings (loss) continuing operations - basic (1,2,4)	20.5	(19.3)
Adjusted net earnings (loss) per share continuing operations ($/share) (1,2,4)	0.11	(0.11)
Net cash generated from operating activities (4)	41.0	35.3
Cash flow from operating activities before changes in working capital (2,4)	94.5	49.4
Free cash flow (2,4)	(34.4)	(26.8)
Cash, cash equivalents and term deposits	262.3	434.7
Total assets	4,503.0	4,510.4
Debt	493.4	482.8
(1)Attributable to shareholders of the Company.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' of our MD&A for explanations and discussions of these non-IFRS financial measures or ratios.
(3)Revenues from silver, lead and zinc sales are off-set against cash operating costs.
(4)Amounts presented for 2023 and 2022 are from continuing operations only and exclude the Romania segment. See Note 4 of our condensed consolidated interim financial statements for the three months ended March 31, 2023.

Total revenue was $229.4 million in Q1 2023, an increase of 18% from total revenue of $194.7 million in Q1 2022. The increase was primarily driven by higher sales volumes in Q1 2023.
Production costs increased to $109.9 million in Q1 2023 from $104.6 million in Q1 2022 primarily due to increased production and sales volumes in the quarter. Production costs include royalty expense which decreased to $8.7 million in Q1 2023 from $10.1 million in Q1 2022, despite higher sales volumes. This was due to a $1.9 million reversal of accrued 2022 royalty expense following adjustments in the quarter.
Cash operating costs in Q1 2023 averaged $766 per ounce sold, a decrease from $835 per ounce sold in Q1 2022, primarily due to higher gold production in the quarter. AISC per ounce sold decreased to $1,184 in Q1 2023 from $1,346 in Q1 2022, primarily reflecting the lower cash operating costs per ounce sold in Q1 2023, combined with lower royalty expense.

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We reported net earnings attributable to shareholders from continuing operations of $21.3 million ($0.12 earnings per share) in Q1 2023, compared to a net loss of $317.6 million ($1.74 loss per share) in Q1 2022. Higher net income in Q1 2023 is primarily attributable to increased sales volumes, a $277.9 million net loss from discontinued operations attributable to shareholders recognized in Q1 2022 and a $16.0 million net write-down of assets at Kisladag in Q1 2022.
Adjusted net earnings was $20.5 million ($0.11 earnings per share) in Q1 2023, compared to adjusted net loss of $19.3 million ($0.11 loss per share) in Q1 2022. Adjusted net earnings in Q1 2023 removed, among other things, the $4.3 million current tax expense related to the tax law change to fund earthquake relief efforts in Turkiye, a $3.5 million non-cash recovery of deferred tax due to foreign exchange translation, and a $1.1 million non-cash gain on the revaluation of the derivative related to redemption options in our debt.

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Quarterly Operations Update
Gold Operations

	3 months ended March 31,
	2023	2022
Total
Ounces produced	112,533	93,209
Ounces sold	109,817	94,472
Production costs	$109.9	$104.6
Cash operating costs ($/oz sold) (1,2)	$766	$835
All-in sustaining costs ($/oz sold) (1,2)	$1,184	$1,346
Sustaining capital expenditures (2)	$24.8	$24.5
Kisladag
Ounces produced	37,160	29,779
Ounces sold	37,393	29,778
Production costs	$30.5	$30.1
Cash operating costs ($/oz sold) (1,2)	$708	$861
All-in sustaining costs ($/oz sold) (1,2)	$875	$1,084
Sustaining capital expenditures (2)	$2.2	$2.5
Lamaque
Ounces produced	37,884	33,377
Ounces sold	38,643	34,125
Production costs	$29.2	$27.2
Cash operating costs ($/oz sold) (1,2)	$721	$763
All-in sustaining costs ($/oz sold) (1,2)	$1,217	$1,182
Sustaining capital expenditures (2)	$17.8	$13.0
Efemcukuru
Ounces produced	19,928	21,057
Ounces sold	19,751	21,382
Production costs	$17.7	$17.0
Cash operating costs ($/oz sold) (1,2)	$869	$648
All-in sustaining costs ($/oz sold) (1,2)	$1,094	$999
Sustaining capital expenditures (2)	$2.2	$3.5
Olympias
Ounces produced	17,561	8,996
Ounces sold	14,030	9,187
Production costs	$32.5	$30.2
Cash operating costs ($/oz sold) (1,2)	$898	$1,449
All-in sustaining costs ($/oz sold) (1,2)	$1,355	$2,399
Sustaining capital expenditures (2)	$2.5	$5.6
(1)Revenues from silver, lead and zinc sales are off-set against cash operating costs.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' of our MD&A for explanations and discussions of these non-IFRS financial measures or ratios.

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Kisladag
Kisladag produced 37,160 ounces of gold in Q1 2023, a 25% increase from 29,779 ounces in Q1 2022. The increase was primarily due to production in Q1 2022 being impacted by lower tonnage placed on the heap leach pad in late 2021 during the commissioning of the HPGR, combined with material handling challenges in that quarter. Average grade increased to 0.70 grams per tonne in Q1 2023 from 0.61 grams per tonne in Q1 2022.
Tonnes placed on the heap leach pad in the quarter benefited from the installation in late 2022 of eight larger, higher-capacity conveyors, improving material handling capacity and belt agglomeration. The installation of a fine ore agglomeration drum at Kisladag has commenced commissioning and will continue to ramp up in Q2 2023. The fine ore agglomeration drum is expected to improve materials handling on the conveying system, increasing recoveries and production rates. Tonnes placed on the heap leach pad in Q1 2022 were reduced by snowfall and prolonged freezing temperatures that impacted the ore conveyance and stacking system, reducing productivity.
Revenue increased to $72.1 million in Q1 2023 from $56.6 million in Q1 2022, reflecting increased gold ounces sold in the quarter and to a lesser extent, an increase in the average realized gold price.
Production costs increased to $30.5 million in Q1 2023 from $30.1 million in Q1 2022. The slight increase was due to higher gold sales in the quarter, mostly offset by a decrease in cash operating costs per ounce sold to $708 in Q1 2023 from $861 in Q1 2022. Cash operating costs per ounce sold in Q1 2022 were negatively impacted by reduced production in late 2021 and early 2022.
AISC per ounce sold decreased to $875 in Q1 2023 from $1,084 in Q1 2022, primarily due to the decrease in cash operating costs per ounce sold.
Sustaining capital expenditures of $2.2 million in Q1 2023 primarily included equipment rebuilds. Growth capital expenditures of $18.6 million in Q1 2023 included waste stripping to support the mine life extension, stacking system and agglomeration enhancements, and continued construction of the first phase of the North heap leach pad, on which stacking is expected to commence in the second half of 2023.

For 2023, production guidance at Kisladag is 160,000 to 170,000 ounces of gold. Production is expected to improve over the course of the second quarter as we realize full effectiveness from the upgraded materials handling equipment. Our optimization efforts are expected to drive increased stacking rates in the second half of the year.

Lamaque
Lamaque produced 37,884 ounces of gold in Q1 2023, a 14% increase from 33,377 ounces in Q1 2022 and primarily due to an increase in average grade. Average grade increased to 6.06 grams per tonne in Q1 2023 from 5.27 grams per tonne in Q1 2022. As expected, gold production was reduced in the quarter, as compared to Q4 2022, due to stope access and mine sequencing.
Revenue increased to $73.6 million in Q1 2023 from $64.9 million in Q1 2022 primarily due to higher production and sales in the quarter.
Production costs increased slightly to $29.2 million in Q1 2023 from $27.2 million in Q1 2022. The increase in average grade resulted in a decrease in cash operating costs per ounce sold to $721 in Q1 2023 from $763 in Q1 2022.
AISC per ounce sold increased to $1,217 in Q1 2023 from $1,182 in Q1 2022, primarily due to an increase in sustaining capital expenditure and partly offset by the decrease in cash operating costs per ounce sold.
Sustaining capital expenditure increased to $17.8 million in Q1 2023 from $13.0 million in Q1 2022 primarily due to increased underground development, combined with equipment rebuilds. Sustaining capital expenditure is expected to increase in Q2 and Q3 2023 as the seasonal tailings facility expansion is completed. Growth capital expenditures of $2.7 million in Q1 2023 was primarily related to resource conversion drilling at Ormaque.
In 2023, production guidance at Lamaque is 170,000 to 180,000 ounces of gold. For the second quarter, processing rates will increase slightly, coupled with slightly higher grades. Production for the second half of the year is expected to be stronger than the first half with throughput stable and averaging approximately 2,400 tonnes per day.

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Efemcukuru
Efemcukuru produced 19,928 payable ounces of gold in Q1 2023, a 5% decrease from 21,057 payable ounces in Q1 2022. The slight decrease was due to a planned decrease in grade to 5.45 grams per tonne in Q1 2023 from 5.95 grams per tonne in Q1 2022, and was partly offset by higher throughput during the quarter.
Revenue decreased to $40.7 million in Q1 2023 compared to $41.3 million in Q1 2022. The slight decrease was due to lower payable gold ounces sold, partly offset by an increased average realized gold price during the quarter.
Higher tonnes processed and lower grade also resulted in an increase in production costs to $17.7 million in Q1 2023 from $17.0 million in Q1 2022. Additionally, lower gold production and sales resulted in an increase in cash operating costs per ounce sold to $869 in Q1 2023, from $648 in Q1 2022.
AISC per ounce sold increased to $1,094 in Q1 2023 from $999 in Q1 2022, primarily due to the increase in cash operating costs per ounce sold, partly offset by a decrease in sustaining capital expenditure and a decrease in royalty expense due to a $1.0 million reversal of accrued 2022 royalty expense following adjustments in the quarter.
Sustaining capital expenditures of $2.2 million in Q1 2023 primarily included underground development and equipment rebuilds. Growth capital expenditures of $1.9 million includes resource conversion drilling at Kokarpinar.
For 2023, production guidance at Efemcukuru is forecast to be 80,000 to 90,000 ounces of gold. Production in the second quarter is expected to be consistent with the first quarter with the second half slightly higher as grades improve.

Olympias
Olympias produced 17,561 ounces of gold in Q1 2023, a 95% increase from 8,996 ounces in Q1 2022. The significant increase reflected increased processing volumes combined with increased average gold grade in the quarter. Lead, silver and zinc production also increased in Q1 2023 as compared to Q1 2022, due to increased processing volumes and higher average grades. In Q1 2022, gold production at Olympias was negatively impacted by COVID-19 related absenteeism and weather-related power outages.
Revenue increased to $43.0 million in Q1 2023 compared to $31.2 million in Q1 2022 primarily as a result of higher sales volumes. Inclement weather at the end of March delayed the shipment of approximately 2,000 ounces of gold. The shipments were completed in early April and the gold ounces sold and related revenue will be recognized in Q2 2023.
Increased production in the quarter resulted in an increase in production costs to $32.5 million in Q1 2023 from $30.2 million in Q1 2022 and a decrease in cash operating costs per ounce sold to $898 in Q1 2023 from $1,449 in Q1 2022. Electricity prices continued to benefit from state subsidies introduced in 2022 and on average remained in line with Q4 2022 levels.
AISC per ounce sold decreased to $1,355 in Q1 2023 from $2,399 in Q1 2022 primarily due to the decrease in cash operating costs per ounce sold, combined with a decrease in sustaining capital expenditure in the quarter and a decrease in royalty expense, in line with lower average lead and zinc prices in the quarter. Sustaining capital expenditures of $2.5 million in Q1 2023 primarily included underground development and tailings facility construction.
This year, production guidance at Olympias is 60,000 to 75,000 ounces of gold. Gold production is expected to be relatively consistent quarter over quarter.

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For further information on the Company's operating results for the first quarter of 2023, please see the Company’s MD&A filed on SEDAR at www.sedar.com under the Company’s profile.

Conference Call
A conference call to discuss the details of the Company’s First Quarter 2023 Results will be held by senior management on Friday, April 28, 2023 at 11:30 AM ET (8:30 AM PT). The call will be webcast and can be accessed at Eldorado Gold’s website: www.eldoradogold.com or via this link: https://services.choruscall.ca/links/eldoradogold2023q1.html.

Conference Call Details		Replay (available until June 1, 2023)
Date:	April 28, 2023	Vancouver:	+1 604 638 9010
Time:	11:30 am ET (8:30 am PT)	Toll Free:	+1 800 319 6413
Dial in:	+1 604 638 5340	Access code:	0052
Toll free:	+1 800 319 4610

About Eldorado Gold
Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkiye, Canada, Greece, and Romania. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).
Contacts
Investor Relations
Lynette Gould, VP Investor Relations
647.271.2827 or 1.888.353.8166 lynette.gould@eldoradogold.com
Media
Louise McMahon, Director Communications & Public Affairs
604.757.5573 or 1.888.353.8166 louise.mcmahon@eldoradogold.com

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Non-IFRS and Other Financial Measures and Ratios
Certain non-IFRS financial measures and ratios are included in this press release, including cash operating costs and cash operating costs per ounce sold, total cash costs and total cash costs per ounce sold, all-in sustaining costs ("AISC") and AISC per ounce sold, sustaining and growth capital, average realized gold price per ounce sold, adjusted net earnings/(loss) attributable to shareholders, adjusted net earnings/(loss) per share attributable to shareholders, earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA"), free cash flow, working capital and cash flow from operating activities before changes in working capital.
Please see the March 31, 2023 MD&A for explanations and discussion of these non-IFRS and other financial measures and ratios. The Company believes that these measures and ratios, in addition to conventional measures and ratios prepared in accordance with International Financial Reporting Standards (“IFRS”), provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS and other financial measures and ratios are intended to provide additional information and should not be considered in isolation or as a substitute for measures or ratios of performance prepared in accordance with IFRS. These measures and ratios do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers. Certain additional disclosures for these and other financial measures and ratios have been incorporated by reference and can be found in the section 'Non-IFRS and Other Financial Measures and Ratios' in the March 31, 2023 MD&A available on SEDAR at www.sedar.com and on the Company's website under the 'Investors' section.

Reconciliation of Production Costs to Cash Operating Costs and Cash Operating Costs per ounce sold:

	Q1 2023	Q1 2022
Production costs	$109.9	$104.6
By-product credits (1)	(20.3)	(18.2)
Royalty expense (2)	(8.7)	(10.1)
Concentrate deductions (3)	3.1	2.6
Cash operating costs	$84.1	$78.9
Gold ounces sold	109,817	94,472
Cash operating cost per ounce sold	$766	$835
(1)Revenue from silver, lead and zinc sales.
(2)Included in production costs.
(3)Included in revenue.

Reconciliation of Cash Operating Costs and Cash Operating Cost per ounce sold, by asset, for the three months ended March 31, 2023:

	Direct mining costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating cost/oz sold
Kisladag	$30.1	($0.8)	$0.2	($2.9)	$26.5	37,393	$708
Lamaque	29.7	(0.4)	0.1	(1.5)	27.8	38,643	721
Efemcukuru	15.2	(0.9)	3.1	(0.2)	17.2	19,751	869
Olympias	26.9	(18.1)	5.7	(1.9)	12.6	14,030	898
Total consolidated	$102.0	($20.3)	$9.0	($6.6)	$84.1	109,817	$766
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

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Reconciliation of Cash Operating Costs and Cash Operating Cost per ounce sold, by asset, for the three months ended March 31, 2022:

	Direct mining costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating cost/oz sold
Kisladag	$21.2	($0.7)	$0.6	$4.6	$25.7	29,778	$861
Lamaque	26.5	(0.3)	0.1	(0.1)	26.1	34,125	763
Efemcukuru	12.5	(0.9)	2.4	(0.2)	13.9	21,382	648
Olympias	25.9	(16.2)	5.3	(1.7)	13.3	9,187	1,449
Total consolidated	$86.2	($18.2)	$8.3	$2.6	$78.9	94,472	$835
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.
Reconciliation of Cash Operating Costs to Total Cash Costs and Total Cash Costs per ounce sold:

	Q1 2023	Q1 2022
Cash operating costs	$84.1	$78.9
Royalty expense (1)	8.7	10.1
Total cash costs	$92.7	$88.9
Gold ounces sold	109,817	94,472
Total cash costs per ounce sold	$845	$941
(1)Included in production costs.

Reconciliation of Total Cash Costs to All-in Sustaining Costs and All-in Sustaining Costs per ounce sold:

	Q1 2023	Q1 2022
Total cash costs	$92.7	$88.9
Corporate and allocated G&A	9.8	11.4
Exploration and evaluation costs	0.3	0.7
Reclamation costs and amortization	2.3	1.7
Sustaining capital expenditure	24.8	24.5
AISC	$130.1	$127.2
Gold ounces sold	109,817	94,472
AISC per ounce sold	$1,184	$1,346

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Reconciliation of general and administrative expenses included in All-in Sustaining Costs:

	Q1 2023	Q1 2022
General and administrative expenses (from consolidated statement of operations)	$10.6	$8.0
Add:
Share-based payments expense	0.9	3.7
Employee benefit plan expense from corporate and operating gold mines	1.5	1.8
Less:
General and administrative expenses related to non-gold mines and in-country offices	(0.4)	(0.2)
Depreciation in G&A	(0.8)	(0.4)
Business development	(1.9)	(0.5)
Development projects	(0.2)	(1.1)
Adjusted corporate general and administrative expenses	$9.7	$11.2
Regional general and administrative costs allocated to gold mines	0.1	0.2
Corporate and allocated general and administrative expenses per AISC	$9.8	$11.4

Reconciliation of exploration costs included in All-in Sustaining Costs:

	Q1 2023	Q1 2022
Exploration and evaluation expense (from consolidated statement of operations)(1)	$5.8	$5.0
Add:
Capitalized exploration cost related to operating gold mines	0.3	0.7
Less:
Exploration and evaluation expenses related to non-gold mines and other sites	(5.8)	(5.0)
Exploration costs per AISC	$0.3	$0.7
(1)Amounts presented for 2023 and 2022 are from continuing operations only and exclude the Romania segment. See Note 4 of our condensed consolidated interim financial statements for the three months ended March 31, 2023.

Reconciliation of reclamation costs and amortization included in All-in Sustaining Costs:

	Q1 2023	Q1 2022
Asset retirement obligation accretion (from notes to the consolidated financial statements)	$1.1	$0.5
Add:
Depreciation related to asset retirement obligation assets	1.4	1.2
Less:
Asset retirement obligation accretion related to non-gold mines and other sites	(0.2)	(0.1)
Reclamation costs and amortization per AISC	$2.3	$1.7

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Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold, by operating asset and corporate office, for the three months ended March 31, 2023:

	Cash operating costs	Royalty expense	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capex	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$26.5	$3.2	$29.7	$—	$—	$0.8	$2.2	$32.7	37,393	$875
Lamaque	27.8	0.9	28.8	—	0.3	0.1	17.8	47.0	38,643	1,217
Efemcukuru	17.2	1.3	18.5	0.1	—	0.8	2.2	21.6	19,751	1,094
Olympias	12.6	3.2	15.8	—	—	0.6	2.5	19.0	14,030	1,355
Corporate (1)	—	—	—	9.7	—	—	—	9.7	—	88
Total consolidated	$84.1	$8.7	$92.7	$9.8	$0.3	$2.3	$24.8	$130.1	109,817	$1,184
(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.
Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold, by operating asset and corporate office, for the three months ended March 31, 2022:

	Cash operating costs	Royalty expense	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capex	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$25.7	$3.7	$29.3	$—	$—	$0.4	$2.5	$32.3	29,778	$1,084
Lamaque	26.1	0.8	26.9	—	0.3	0.1	13.0	40.3	34,125	1,182
Efemcukuru	13.9	3.1	16.9	0.2	0.1	0.6	3.5	21.4	21,382	999
Olympias	13.3	2.5	15.8	—	0.2	0.4	5.6	22.0	9,187	2,399
Corporate (1)	—	—	—	11.2	—	—	—	11.2	—	119
Total consolidated	$78.9	$10.1	$88.9	$11.4	$0.7	$1.7	$24.5	$127.2	94,472	$1,346
(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

Reconciliation of Sustaining and Growth Capital

	Q1 2023	Q1 2022
Additions to property, plant and equipment (1) (from segment note in the consolidated financial statements)	$83.4	$60.8
Growth and development project capital expenditure - gold mines	(24.1)	(27.4)
Growth and development project capital expenditure - other (2)	(34.9)	(8.8)
Sustaining capital expenditure equipment leases (3)	0.4	—
Corporate Leases	—	(0.1)
Sustaining capital expenditure at operating gold mines	$24.8	$24.5
(1)Amounts presented for 2023 and 2022 are from continuing operations only and exclude the Romania segment. See Note 4 of our condensed consolidated interim financial statements for the three months ended March 31, 2023.
(2)Includes capital expenditures relating to Skouries, Stratoni and other projects, excluding non-cash sustaining lease additions.
(3)Sustaining lease principal and interest payments, net of non-cash lease additions.

12

Average realized gold price per ounce sold is reconciled for the periods presented as follows:
For the three months ended March 31, 2023:

	Revenue	Concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$72.1	$—	($0.8)	$71.2	37,393	$1,905
Lamaque	73.6	—	(0.4)	73.2	38,643	1,894
Efemcukuru	40.7	1.7	(0.9)	41.4	19,751	2,098
Olympias	43.0	1.4	(18.1)	26.3	14,030	1,875
Total consolidated	$229.4	$3.1	($20.3)	$212.2	109,817	$1,932
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

For the three months ended March 31, 2022:

	Revenue	Concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$56.6	$—	($0.7)	$55.9	29,778	$1,876
Lamaque	64.9	—	(0.3)	64.6	34,125	1,893
Efemcukuru	41.3	0.9	(0.9)	41.3	21,382	1,931
Olympias	31.2	1.8	(16.2)	16.7	9,187	1,817
Stratoni	0.6	—	(0.6)	—	N/A	N/A
Total consolidated	$194.7	$2.6	($18.9)	$178.4	94,472	$1,889
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.
Reconciliation of Net Earnings (Loss) attributable to shareholders of the Company to Adjusted Net Earnings (Loss) attributable to shareholders of the Company:

	Q1 2023	Q1 2022
Net earnings (loss) attributable to shareholders of the Company (1)	$21.4	($39.7)
Current tax expense due to Turkiye earthquake relief tax law change (2)	4.3	—
(Gain) loss on foreign exchange translation of deferred tax balances	(3.5)	12.4
Gain on redemption option derivative	(1.1)	(7.0)
Unrealized gain on derivative instruments	(0.6)	—
Gain on deferred tax due to changes in tax rates (3)	—	(1.0)
Write-down of assets, net of tax (4)	—	16.0
Total adjusted net earnings (loss)	$20.5	($19.3)
Weighted average shares outstanding	184,020	182,362
Adjusted net earnings (loss) per share ($/share)	$0.11	($0.11)
(1)Amounts presented for 2023 and 2022 are from continuing operations only and exclude the Romania segment. See Note 4 of our condensed consolidated interim financial statements for the three months ended March 31, 2023.
(2)To help fund earthquake relief efforts in Turkiye, a one-time tax law change was introduced in Q1 2023 to reverse a portion of tax credits and deductions previously granted in 2022.
(3)Deferred tax recovery relating to the adjustment of opening balances for the tax rate decrease in Turkiye. The tax rate change was enacted in Q1 2022.
(4)Non-recurring asset write-downs in Q1 2022 include decommissioned equipment at Kisladag as a result of installation and commissioning of the HPGR.

13

Reconciliation of Net Earnings (Loss) before income tax to EBITDA and Adjusted EBITDA:

	Q1 2023	Q1 2022
Earnings (loss) before income tax (1)	$34.1	($14.8)
Depreciation and amortization (2)	62.4	52.0
Interest income	(3.7)	(0.5)
Finance costs	8.8	2.1
EBITDA	$101.6	$38.8
Other write-down of assets (3)	—	19.8
Share-based payments expense	0.9	3.7
Loss (gain) on disposal of assets	0.1	(0.6)
Adjusted EBITDA	$102.5	$61.7
(1)Amounts presented for 2023 and 2022 are from continuing operations only and exclude the Romania segment. See Note 4 of our condensed consolidated interim financial statements for the three months ended March 31, 2023.
(2)Includes depreciation within general and administrative expenses.
(3)Non-recurring asset write-downs in Q1 2022 include decommissioned equipment at Kisladag as a result of installation and commissioning of the HPGR.

Reconciliation of Net Cash Generated from Operating Activities to Free Cash Flow:

	Q1 2023	Q1 2022
Net cash generated from operating activities (1)	$41.0	$35.3
Less: Cash used in investing activities	(41.0)	(122.1)
Add back: (Decrease) increase in term deposits	(35.0)	60.0
Add back: Purchase of marketable securities	0.6	—
Free cash flow	($34.4)	($26.8)
(1)Amounts presented for 2023 and 2022 are from continuing operations only and exclude the Romania segment. See Note 4 of our condensed consolidated interim financial statements for the three months ended March 31, 2023.

Working capital for the periods highlighted is as follows:

	As at March 31, 2023	As at December 31, 2022
Current assets	$603.8	$604.7
Less: Current liabilities	205.7	200.5
Working capital	$398.1	$404.3

Reconciliation of Net Cash Generated from Operating Activities to Cash Flow from Operating Activities Before Changes in Working Capital:

	Q1 2023	Q1 2022
Net cash generated from operating activities (1)	$41.0	$35.3
Less: Changes in non-cash working capital	(53.5)	(14.1)
Cash flow from operating activities before changes in working capital	$94.5	$49.4
(1)Amounts presented for 2023 and 2022 are from continuing operations only and exclude the Romania segment. See Note 4 of our condensed consolidated interim financial statements for the three months ended March 31, 2023.

14

Forward-Looking Statements and Information
Certain of the statements made and information provided in this press release are forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “anticipates”, "assumes", “believes”, “budget”, "committed", “continue”, “estimates”, “expects”, "focus", “forecasts”, "foresee", "forward", "future", "goal", “guidance”, “intends”, "opportunity", "outlook", “plans”, “potential”, "schedule", "strategy", "target", “underway”, "working" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “can”, “could”, "likely", "may", “might”, “will” or "would" be taken, occur or be achieved.
Forward-looking information and information contained in this press release includes, but is not limited to, statements or information with respect to: the recognition of gold sales and related revenue, including the timing thereof; development of the North heap leach pad, including the benefits therefrom; optimization and expansion of the Olympias mine, including approvals of modification plans and the timing thereof; the expected development and operations of the Perama Hill project; the vesting and redemption of the Company's outstanding PSUs; the impact of certain foreign exchange contracts on foreign exchange risk; the duration, extent and other implications of production challenges and cost increases, including those in respect of COVID-19, the Russia-Ukraine war and restrictions and suspensions with respect to the Company’s operations; the Company’s 2023 annual production and cost guidance, including our individual mine production; the timing of production; total funding requirements for Skouries, including the sources thereof; the drawdown of the proceeds of the Term Facility, including the timing thereof; the Company’s ability to fund the remaining 20% funding commitment for Skouries; the letter of credit backstopping the Company's equity commitment for the Skouries project, including any restrictions thereof; the Company’s ability to successfully advance the Skouries project and achieve the results provided for in the Skouries feasibility study; occupational health and safety; forecasted NPV, IRR, EBITDA and AISC; expectations regarding advancement and development of the Skouries project, including the ability to meet expectations and the timing thereof; expected annual production from the Skouries project; the optimization and development of Greek operations, including benefits, risks, financing and the Amended Investment Agreement related thereto and the receipt and timing of approvals of modification plans related thereto; the completion, availability and benefits of processing facilities and transportation equipment; government approvals; government measures relating to cost increases; the effect of annual royalty payments in Turkiye and Greece and tax payments in Turkiye on the Company's operating activities, including the timing thereof, alternative markets for concentrate shipments; changes in law and tax rates; the payment of taxes, including the method and timing thereof, completion and timing of the sale of the Certej project; changes in internal controls over financial reporting; critical accounting estimates and judgements; changes in accounting policies; expected metallurgical recoveries and improved concentrate grade and quality; non-IFRS financial measures and ratios; risk factors affecting our business; our expectation as to our future financial and operating performance, including future cash flow, estimated cash costs, expected metallurgical recoveries and gold price outlook; and our strategy, plans and goals, including our proposed exploration, development, construction, permitting, financing and operating potential, plans and priorities and related timelines and schedules.
Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, market uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.
We have made certain assumptions about the forward-looking statements and information, including assumptions about: production and cost expectations; the total funding required to complete Skouries; our ability to execute our plans relating to Skouries, including the timing thereof; our ability to obtain all required approvals and permits; cost estimates in respect of Skouries; no changes in input costs, exchange rates, development and gold; the geopolitical, economic, permitting and legal climate that we operate in, including at the Skouries project; our preliminary gold production and our guidance, benefits of the completion of the decline at Lamaque, the improvements at Kisladag and the optimization of Greek operations; tax expenses in Turkiye; how the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the COVID-19 pandemic; timing, cost and results of our construction and exploration; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated values, costs, expenses and working capital requirements; production and metallurgical recoveries; mineral reserves and resources; and the impact of acquisitions, dispositions, suspensions or delays on

15

our business and the ability to achieve our goals. In addition, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release.
Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.
Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: increases in the non-fixed portion of the financing costs or adverse changes to the Term Facility funding the Skouries project; failure or delays to receive necessary approvals or otherwise satisfy the conditions to the continued drawdown of the Term Facility; the proceeds of the Term Facility not being available to the Company or Hellas; ability to execute on plans relating to Skouries, including the timing thereof, ability to achieve the social impacts and benefits contemplated; ability to meet production, expenditure and cost guidance; inability to achieve the expected benefits of the completion of the decline at Lamaque, the improvements at Kisladag and the optimization of Greek operations; inability to assess income tax expenses in Turkiye; as well as those risk factors discussed in the section titled Managing Risk in this MD&A and the sections titled “Forward-Looking Information and Risks” and “Risk Factors in Our Business” in our most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form & Form 40-F filed on SEDAR and EDGAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect our business and operations.
The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes.
There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.
Qualified Person
Except as otherwise noted, Simon Hille, FAusIMM, Senior Vice President, Technical Services and Operations, is the Qualified Person under NI 43-101 responsible for preparing and supervising the preparation of the scientific or technical information contained in this press release and verifying the technical data disclosed in this document relating to our operating mines and development projects. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.
Jessy Thelland, géo (OGQ No. 758), a member in good standing of the Ordre des Géologues du Québec, is the qualified person as defined in NI 43-101 responsible for, and has verified and approved, the scientific and technical disclosure contained in this Press Release for the Quebec projects.

16

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Financial Position
As at March 31, 2023 and December 31, 2022
(Unaudited – in thousands of U.S. dollars)

As at	Note	March 31, 2023	December 31, 2022

ASSETS
Current assets
Cash and cash equivalents		$262,277	$279,735
Term deposits		—	35,000
Accounts receivable and other	5	123,510	91,113
Inventories	6	218,037	198,872
Assets held for sale	4	27,867	27,738
		631,691	632,458
Restricted cash		2,035	2,033
Deferred tax assets		14,507	14,507
Other assets		144,097	120,065
Property, plant and equipment		3,618,070	3,596,262
Goodwill		92,591	92,591
		$4,502,991	$4,457,916
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities		$195,886	$191,705
Current portion of lease liabilities		4,552	4,777
Current portion of asset retirement obligations		5,277	3,980
Liabilities associated with assets held for sale	4	10,827	10,479
		216,542	210,941
Debt	7	493,420	494,414
Lease liabilities		11,664	12,164
Employee benefit plan obligations		9,868	8,910
Asset retirement obligations		110,664	105,893
Deferred income tax liabilities		417,158	424,726
		1,259,316	1,257,048
Equity
Share capital	11	3,242,668	3,241,644
Treasury stock		(20,414)	(20,454)
Contributed surplus		2,618,045	2,618,212
Accumulated other comprehensive loss		(20,858)	(42,284)
Deficit		(2,571,728)	(2,593,050)
Total equity attributable to shareholders of the Company		3,247,713	3,204,068
Attributable to non-controlling interests		(4,038)	(3,200)
		3,243,675	3,200,868
		$4,502,991	$4,457,916
Subsequent events (Note 7, Note 15)

Approved on behalf of the Board of Directors
    (signed) John Webster    Director         (signed) George Burns    Director
Date of approval: April 27, 2023

Please see the Condensed Consolidated Interim Financial Statements dated March 31, 2023 for notes to the accounts.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Operations
For the three months ended March 31, 2023 and 2022
(Unaudited – in thousands of U.S. dollars except share and per share amounts)

	Note	Three months ended March 31, 2023	Three months ended March 31, 2022

Revenue
Metal sales	8	$229,354	$194,672

Cost of sales
Production costs		109,932	104,556
Depreciation and amortization		61,669	51,598
		171,601	156,154

Earnings from mine operations		57,753	38,518

Exploration and evaluation expenses		5,836	4,986
Mine standby costs	9	3,504	11,688
General and administrative expenses		10,600	8,003
Employee benefit plan expense		1,513	1,841
Share-based payments expense	12	852	3,650
Write-down of assets		162	24,141
Foreign exchange loss (gain)		927	(1,332)
Earnings (loss) from operations		34,359	(14,459)

Other income	10	8,508	1,737
Finance costs	10	(8,793)	(2,101)
Earnings (loss) from continuing operations before income tax		34,074	(14,823)
Income tax expense		12,731	24,930
Net earnings (loss) from continuing operations		21,343	(39,753)
Net loss from discontinued operations, net of tax		(1,124)	(345,240)
Net earnings (loss) for the period		$20,219	$(384,993)

Net earnings (loss) attributable to:
Shareholders of the Company		21,322	(317,601)
Non-controlling interests		(1,103)	(67,392)
Net earnings (loss) for the period		$20,219	$(384,993)

Net earnings (loss) attributable to Shareholders of the Company:
Continuing operations		21,383	(39,710)
Discontinued operations		(61)	(277,891)
		$21,322	$(317,601)

Net loss attributable to Non-Controlling Interest:
Continuing operations		(40)	(43)
Discontinued operations		(1,063)	(67,349)
		$(1,103)	$(67,392)

Weighted average number of shares outstanding (thousands)
Basic	11	184,020	182,362
Diluted	11	184,872	182,362

Net earnings (loss) per share attributable to Shareholders of the Company:
Basic earnings (loss) per share		$0.12	$(1.74)
Diluted earnings (loss) per share		$0.12	$(1.74)

Net earnings (loss) per share attributable to shareholders of the Company - Continuing operations:
Basic earnings (loss) per share		$0.12	$(0.22)
Diluted earnings (loss) per share		$0.12	$(0.22)

Please see the Condensed Consolidated Interim Financial Statements dated March 31, 2023 for notes to the accounts.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Comprehensive Income (Loss)
For the three months ended March 31, 2023 and 2022
(Unaudited – in thousands of U.S. dollars)

	Three months ended March 31, 2023	Three months ended March 31, 2022

Net earnings (loss) for the period	$20,219	$(384,993)
Other comprehensive income (loss):
Items that will not be reclassified to earnings or loss:
Change in fair value of investments in marketable securities	23,442	2,049
Income tax expense on change in fair value of investments in marketable securities	(635)	—
Actuarial losses on employee benefit plans	(1,834)	(917)
Income tax recovery on actuarial losses on employee benefit plans	453	—
Total other comprehensive earnings for the period	21,426	1,132
Total comprehensive income (loss) for the period	$41,645	$(383,861)

Attributable to:
Shareholders of the Company	42,748	(316,469)
Non-controlling interests	(1,103)	(67,392)
	$41,645	$(383,861)

Please see the Condensed Consolidated Interim Financial Statements dated March 31, 2023 for notes to the accounts.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Cash Flows
For the three months ended March 31, 2023 and 2022
(Unaudited – in thousands of U.S. dollars)

	Note	Three months ended March 31, 2023	Three months ended March 31, 2022

Cash flows generated from (used in):
Operating activities
Net earnings (loss) for the period from continuing operations		$21,343	$(39,753)
Adjustments for:
Depreciation and amortization		62,437	52,024
Finance costs		8,793	2,101
Interest income		(3,731)	(475)
Unrealized foreign exchange gain		(487)	(484)
Income tax expense		12,731	24,930
Loss (gain) on disposal of assets		85	(582)
Unrealized gain on derivative contracts	15	(625)	—
Write-down of assets		162	24,141
Share-based payments expense	12	852	3,650
Employee benefit plan expense		1,513	1,841
		103,073	67,393
Property reclamation payments		(912)	(312)
Employee benefit plan payments		(2,328)	(2,250)
Income taxes paid		(9,036)	(15,939)
Interest received		3,731	475
Changes in non-cash working capital	13	(53,549)	(14,077)
Net cash generated from operating activities of continuing operations		40,979	35,290
Net cash generated from (used in) operating activities of discontinued operations		316	(47)

Investing activities
Additions to property, plant and equipment		(72,271)	(51,996)
Proceeds from the sale of property, plant and equipment		—	1,076
Value added taxes related to mineral property expenditures, net		(3,061)	(11,133)
Purchase of marketable securities and investment in debt securities		(633)	—
Decrease (increase) in term deposits		35,000	(60,000)
Net cash used in investing activities of continuing operations		(40,965)	(122,053)

Financing activities
Issuance of common shares, net of issuance costs		434	13,118
Contributions from non-controlling interests		265	170
Interest paid		(16,814)	(16,888)
Principal portion of lease liabilities		(1,001)	(2,272)
Purchase of treasury stock		—	(13,969)
Net cash used in financing activities of continuing operations		(17,116)	(19,841)

Net decrease in cash and cash equivalents		(16,786)	(106,651)
Cash and cash equivalents - beginning of period		279,735	481,327
Cash in disposal group held for sale	4	(672)	—
Cash and cash equivalents - end of period		$262,277	$374,676

Please see the Condensed Consolidated Interim Financial Statements dated March 31, 2023 for notes to the accounts.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Changes in Equity
For the three months ended March 31, 2023 and 2022
(Unaudited – in thousands of U.S. dollars)

	Note	Three months ended March 31, 2023	Three months ended March 31, 2022

Share capital
Balance beginning of period		$3,241,644	$3,225,326
Shares issued upon exercise of share options		717	3,872
Shares issued upon exercise of performance share units		—	2,256
Transfer of contributed surplus on exercise of options		307	1,563
Shares issued to the public, net of share issuance costs		—	7,648
Balance end of period	11	$3,242,668	$3,240,665

Treasury stock
Balance beginning of period		$(20,454)	$(10,289)
Purchase of treasury stock		—	(13,969)
Shares redeemed upon exercise of restricted share units		40	3,804
Balance end of period		$(20,414)	$(20,454)

Contributed surplus
Balance beginning of period		$2,618,212	$2,615,459
Share-based payments arrangements		180	2,300
Shares redeemed upon exercise of restricted share units		(40)	(3,804)
Shares redeemed upon exercise of performance share units		—	(2,256)
Transfer to share capital on exercise of options		(307)	(1,563)
Balance end of period		$2,618,045	$2,610,136

Accumulated other comprehensive loss
Balance beginning of period		$(42,284)	$(20,905)
Other comprehensive earnings for the period attributable to shareholders of the Company		21,426	1,132
Balance end of period		$(20,858)	$(19,773)

Deficit
Balance beginning of period		$(2,593,050)	$(2,239,226)
Net earnings (loss) attributable to shareholders of the Company		21,322	(317,601)
Balance end of period		$(2,571,728)	$(2,556,827)
Total equity attributable to shareholders of the Company		$3,247,713	$3,253,747

Non-controlling interests
Balance beginning of period		$(3,200)	$69,557
Loss attributable to non-controlling interests		(1,103)	(67,392)
Contributions from non-controlling interests		265	170
Balance end of period		$(4,038)	$2,335
Total equity		$3,243,675	$3,256,082

Please see the Condensed Consolidated Interim Financial Statements dated March 31, 2023 for notes to the accounts.